June 20, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

Attn: Jeffrey Riedler, Assistant Director

100 F Street, N.E.

Washington, D.C. 20549

Re: Midwest Holding Inc.

Amendment No. 4 to Registration Statement on Form 10-12G Filed June 7, 2012

File No. 000-10685

Dear Mr. Riedler:

On behalf of Midwest Holding Inc. (the “Company”), submitted below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated June 18, 2012 in connection with the above-referenced filing.  For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response. The Company is also filing herewith Amendment Number 5 to the Form 10 (“Amendment No. 5”).

Consolidated Financial Statements for the Period Ended December 31, 2010

Note 6.  Reinsurance, page F-48

1.     Please tell us where you provided the deferred annuity disclosure requested in our prior comment four.  In addition, please note that SAB Topic 1:M (SAB 99) provides guidance in assessing materiality both quantitatively and qualitatively.  Please provide us with a complete materiality analysis to support your conclusion.

We have revised our disclosure as follows in response to this comment on page F-9 and F-37 of Amendment No. 5.

“The block of deferred annuities assumed consisted primarily of single premium deferred annuities. A single premium deferred annuity is a contract where the individual remits a sum of money to the Company, which is retained on deposit until such time as the individual may wish to annuitize or surrender the contract for cash. These single premium deferred annuities can have initial surrender charges. The surrender charges act as a deterrent to individuals who may wish to surrender their annuity contracts.  The annuities have guaranteed interest rates that range from 3% to 6.5% per annum.”

The deferred annuity portion of the reinsurance transaction with Security National Life Insurance Company (Security National) was recorded as both income and expense because the Company was immediately exposed to interest rate risk as the assets assumed under the transaction may or may not have produced the investment yields commensurate with the guaranteed rates on the deferred annuities. Management also believed that this presentation offered the users of the Company’s financial statements the clearest picture of the risks associated with entering into this reinsurance transaction. Management understands that the SEC believes the amount related to the deferred annuity contracts should not have been included in the income or expenses of the Company’s financial statements. Therefore, Management completed the following analysis to quantitatively illustrate the impact of the misstatement in the income statement.  There was no impact to the balance sheet.

Midwest Holding Inc. and Subsidiaries

Consolidated Statements of Operations - Materiality Analysis

Year Ended December 31, 2010

	As Reported	Without Deferred Annuities	Dollar	Percentage
	2010	2010	Variance	Variance
Income:
Premiums	$1,910,562	$1,910,562	—	—
Consideration on reinsurance assumed	3,729,599	1,050,668	2,678,931	72%
Investment income, net of expenses	167,613	167,613	—	—
Realized loss on investments	(71)	(71)	—	—
Miscellaneous income	24,138	24,138	—	—
	5,831,841	3,152,910	2,678,931	46%
Expenses:
Death and other benefits	162,099	162,099	—	—
Increase in benefit reserves	4,650,227	1,971,296	2,678,931	58%
Acquisition costs deferred	(1,375,155)	(1,375,155)	—	—
Amortization of deferred acquisition costs	320,935	320,935	—	—
Salaries and benefits	960,154	960,154	—	—
Commission	1,251,817	1,251,817	—	—
Professional and administrative fees	1,174,714	1,174,714	—	—
Travel and entertainment	139,072	139,072	—	—
Rent	93,369	93,369	—	—
Depreciation and amortization of value of business acquired	74,307	74,307	—	—
Other operating expenses	603,507	603,507	—	—
	8,055,046	5,376,115	2,678,931	33%
Loss before income tax expense	(2,223,205)	(2,223,205)	—	—
Income tax expense	—	—	—	—
Net loss	$(2,223,205)	$(2,223,205)	—	—
Net loss per common share	$(0.32)	$(0.32)	—	—

The recording of the deferred annuity amount did not misstate the Company’s 2010 net loss or net loss per common share as this  relates to a gross vs. net presentation on the income statement. Had we excluded the amounts related to the deferred annuities from the income statement, the income in the “Consideration on reinsurance assumed” would have decreased by $2,678,931 from $3,729,599 to $1,050,668 and the related expenses, included in the “Increase in benefit reserves” would have decreased by $2,678,931 from $4,650,227 to $1,971,296.

Materiality concerns the significance of an item to the users of a registrant’s financial statements.  Magnitude by itself is generally not a sufficient basis for a materiality judgment, and as such the Company took into consideration qualitative facts and circumstances as well as quantitative information.

Management does not consider the misstatement of the revenues or expenses to be material as management does not believe that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item.  Management has based this conclusion on the following factors:

1)    Management provided full disclosure on details of the Security National assumption transaction and its accounting treatment.

2)    Management disclosed the fact that the revenues and related expenses of the Security National assumption transaction were non-recurring.

3)    The misstatement did not mask a change in earnings or other trends. The misstatement was in a line item that only presented this non-recurring event and did not impact the more salient “Premiums” line item.

4)    The misstatement had no earnings impact.

5)    The misstatement does not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

6)    The misstatement did not have the effect of increasing management’s compensation.

7)    The misstatement will have no impact on future financial statements issued.

8)    The misstatement did not affect the Company’s compliance with regulatory requirements.

Because the misstatement occurred in 2010 and it will not have any impact on or be presented in any of the Company’s future quarterly or annual filings, the Company does not believe that the costs and time associated with a restatement of prior period financial statements is necessary or would be beneficial to the users of the financial statements based on the materiality analysis performed above.

On behalf of the Company, the undersigned acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Oliver

Mark Oliver
Secretary/Treasurer

cc:	David J. Routh, Esq.
Cline Williams Wright Johnson & Oldfather, L.L.P.
233 South 13th Street -1900 U.S. Bank Building
Lincoln, Nebraska 68508